EXHIBIT 3.07

CERTIFICATE OF AMENDMENT

OF THE

RESTATED CERTIFICATE OF INCORPORATION

OF

AMYRIS, INC.

Amyris, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”),

DOES HEREBY CERTIFY THE FOLLOWING:

FIRST: That the name of the Corporation is Amyris, Inc.

SECOND: That the Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of Delaware on April 15, 2010 under the name Amyris Biotechnologies, Inc.

THIRD: That, at a meeting of the Board of Directors of the Corporation (the “Board”), the Board duly adopted resolutions setting forth the following proposed amendment of the Restated Certificate of Incorporation of the Corporation, as amended, declaring said amendment to be advisable and directing the Corporation to submit said amendment to the next annual meeting of the stockholders of said Corporation for consideration thereof, and that, thereafter, pursuant to such resolutions, the Corporation submitted the amendment to the stockholders of the Corporation at such annual meeting of the stockholders of the Corporation duly called and held upon notice in accordance with Section 222 of the Delaware General Corporation Law at which meeting the necessary number of shares as required by statute were voted in favor of said amendment:

Section 1 of Article IV of the Corporation’s Restated Certificate of Incorporation is hereby amended to read in its entirety as follows:

“1. Total Authorized. The total number of shares of all classes of stock that the corporation has authority to issue is Two-Hundred and Fifty-Five Million (255,000,000) shares, consisting of two classes: Two-Hundred and Fifty Million (250,000,000) shares of Common Stock, $0.0001 par value per share, and Five Million (5,000,000) shares of Preferred Stock, $0.0001 par value per share. Effective as of the close of business, Eastern Time, on the date of filing of this Certificate of Amendment with the Secretary of State of the State of Delaware (the “Effective Time”), each fifteen (15) shares of the corporation’s Common Stock, par value $0.0001 per share, outstanding as of immediately prior to the Effective Time shall automatically and without any action on the part of the respective holders thereof be combined into one (1) share of the corporation’s Common Stock, par value $0.0001 per share (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. In lieu thereof, any person who would hold a fraction of one (1) share of Common Stock as a result of the Reverse Stock Split shall be entitled to receive one (1) share of Common Stock. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (an “Old Certificate”) shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.”

FOURTH: That said amendment was duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of the Restated Certificate of Incorporation to be signed by its Chief Financial Officer this 5th day of June, 2017 and the foregoing facts stated herein are true and correct.

AMYRIS, INC.

By: /s/ Kathleen Valiasek
Name: Kathleen Valiasek
Title: Chief Financial Officer